3637 Fourth Street North, Suite 330

St. Petersburg, FL 33704

Office: 727-498-8514

CORRESPONDENCE LETTER

MR. BLAISE A. RHODES

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

MR. BLAISE A. RHODES

RE: FUTUREWORLD ENERGY, INC.

FORM 8K

FILED APRIL 1, 2014

FILE NO. 333-112110

Dear Mr. Blaise

We are in receipt of you letter dating April 4, 2014 and we have amended our 8K per your request on April 9th, 2014. We are also providing written statement acknowledging;

1-	FutureWorld Energy, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;
2-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3-	FutureWorld Energy, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Sam Talari

Sam Talari

CEO

FutureWorld Energy, Inc.